Exhibit 99.1

YAMANA GOLD ANNOUNCES THIRD QUARTER 2014 RESULTS

--Record quarterly production and continued generation of robust cash flow from operations--

TORONTO, ONTARIO, October 29, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the third quarter 2014.

THIRD QUARTER 2014 OVERVIEW
•	18% increase in production from the second quarter for record quarterly production of 391,277 gold equivalent ounces (“GEO”)(1); and
o	Production of 38.0 million pounds of copper.
•	All-in sustaining cash costs (“AISC”)(2,3) of $807 per GEO, a 7% decrease from the second quarter; and
o	AISC of $671 per GEO at key assets(4).
•	Adjusted loss(2) of $12.5 million ($0.01 per share);
o	Net loss of $1,023.3 million ($1.17 per share).
•	Adjusted cash flows(2,5,6) before changes in non-cash working capital of $196.0 million ($0.22 per share).
•	Cash flows after changes in non-cash working capital(5) of $158.9 million ($0.18 per share).

HIGHLIGHTS
•	Completed the installation of the in-pit crusher and the initial development of Corpo Sul at Chapada.
•	Completed commissioning of the conveyor belt that transports ore from QDD Lower West at Gualcamayo.
•	Canadian Malartic contributed its first full quarter of production and achieved average throughput above 58,000 tonnes per day in September.
•	12% increase in production at Jacobina compared to the second quarter and the completion of a new mine plan increasing long-term production to approximately 130,000.
•	Commercial production was declared at Pilar effective October 1, 2014 and production increased 27% compared to the second quarter.
•	16% decrease in corporate general and administrative expense compared to third quarter 2013.

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q32014 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes by-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
4.	Key assets include Chapada, El Peńón, Gualcamayo, Mercedes and Canadian Malartic.
5.	Cash flows from operating activities.
6.	Cash flows adjusted for reorganization and demobilization costs primarily associated with C1 Santa Luz being placed on care and maintenance.

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KEY STATISTICS
	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2014	2013	2014	2013
Revenue	501,203	456,675	1,305,951	1,422,019
Cost of sales excluding depletion, depreciation and amortization	(282,598)	(213,553)	(744,946)	(661,760)
Depletion, depreciation and amortization	(140,990)	(99,112)	(375,482)	(289,594)
General and administrative expenses	(25,248)	(29,986)	(93,519)	(105,545)
Exploration and evaluation expenses	(5,270)	(7,278)	(14,162)	(22,000)
Equity (losses)/earnings from associate (Alumbrera)	(12,111)	3,082	(10,687)	1,181
Operating earnings	(672,635)	90,564	(692,470)	302,867
Net (loss)/earnings	(1,023,266)	43,450	(1,047,769)	137,647
Net (loss)/earnings per share	(1.17)	0.06	(1.31)	0.18
Adjusted earnings	(12,494)	69,530	43,392	236,597
Adjusted earnings per share	(0.01)	0.09	0.05	0.31
Cash flow generated from operations after changes in non-cash working capital	158,932	99,078	346,343	468,293
Per share	0.18	0.13	0.43	0.62
Adjusted cash flow generated from operations before changes in non-cash working capital	196,023	177,416	466,785	542,549
Per share	0.22	0.24	0.58	0.72
Average realized gold price per ounce	1,276	1,332	1,286	1,448
Average realized silver price per ounce	19.27	21.45	19.79	24.80
Average realized copper price per pound	3.14	3.13	3.16	3.25

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
	2014	2013	2014	2013
Total gold equivalent ounces - produced	391,277	306,935	994,950	893,791
Gold produced	332,342	263,830	845,079	769,676
Silver produced (millions of ounces)	2.9	2.2	7.5	6.2
Total gold equivalent ounces - sold	340,985	297,225	875,011	868,173
Total copper produced - Chapada (millions of pounds)	38.0	36.8	98.5	94.3
Total copper sold - Chapada (millions of pounds)	35.7	35.7	89.7	91.5

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
	2014	2013	2014	2013
Cash costs per gold equivalent ounce	$492	$365	$491	$408
Co-product cash costs per gold equivalent ounce	$646	$574	$636	$579
Cash cost per pound of copper - Chapada	$1.59	$1.48	$1.71	$1.69
All-in sustaining cash costs per GEO	$807	$730	$829	$834
All-in sustaining cash costs per GEO, co-product basis	$903	$888	$926	$950

PRODUCTION BREAKDOWN
	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
(in GEO)	2014	2013	2014	2013
Chapada	30,522	30,917	82,650	80,800
El Peñón	117,102	123,333	329,270	366,159
Gualcamayo	43,060	27,678	134,404	85,408
Mercedes	30,532	34,102	80,662	109,902
Canadian Malartic	64,761	n/a	76,639	n/a
Minera Florida	30,596	27,471	87,941	88,077
Jacobina	21,112	19,325	54,741	54,176
Other Producing Mines	29,870	26,351	79,927	79,648
Commissioning Mines	23,722	17,758	68,716	29,621
TOTAL	391,277	306,935	994,950	893,791

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Management Update

In 2013, with the precipitous decline in metal prices there were significant changes in the prevailing environment for the precious metals industry and the Company responded by undertaking a strategic review of its business.  As part of a full strategic review, the Company began evaluating management needs and enhancements, and underwent a thorough review to identify requirements and develop a plan.  The review was to ensure alignment of management expertise and structure with the Company’s portfolio.  Once a more effective and efficient structure was developed the Company began implementing the changes, a process that began approximately twelve months ago.

The first significant change was establishing the new role of Executive Vice President, Enterprise Strategy to oversee the integration of exploration, operations and technical services with the recognition of the importance of the various disciplines for proper evaluation and development of new projects.  Darcy Marud, previously Senior Vice President, Exploration, was appointed to this position and since his appointment earlier this year has been working with the various technical disciplines to better facilitate and ensure integration, and to create efficiencies and enhance value at both existing operations and development projects.

The Company’s exploration program was not impacted by the appointment of Mr. Marud, as a succession plan was in place.  William Wulftange, who previously held the position of Vice President, Resources & Reserves and Technical Compliance at Yamana, was promoted to Senior Vice President, Exploration.

At the time of these appointments, the Company stated it would be recruiting more support in its technical services department to improve the timeliness and quality of studies and advancement of its projects.  To this end, a new position of Senior Vice President, Technical Services based at Corporate Headquarters in Toronto was created and mid-year Barry Murphy was appointed to this role.

Earlier this year and as the Company made its entry into Canada, it identified the need to add additional operating expertise and experience within the jurisdiction.  Daniel Racine, who has over 25 years of experience in the Canadian mining industry, was appointed to the role of Senior Vice President, Canadian Operations and Mine Planning & Development.

The Company’s expanded portfolio and entry into Canada accelerated the need to begin transitioning operational oversight between a North and South division.

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This transition has advanced and is now complete. Gerardo Fernandez now holds the position of Senior Vice President, Southern Operations providing direct oversight to the Company’s operations in Argentina, Brazil and Chile. The transfer of responsibilities and the better alignment of operational oversight began with responsibility for Pilar and Jacobina moving to the Company’s Santiago office earlier this year, recognizing the extensive experience for complex underground operations located there.  The Company’s efforts in Brazil are focused principally on Chapada and Jacobina, and will continue to be managed from the Company’s São Paulo office while oversight will rest with the Senior Vice President.  Mr. Racine now holds the position of Senior Vice President, Northern Operations providing direct oversight to the Company’s Canadian and Mexican operations.  This structure now reflects present day operating oversight already in place and the existing centres of excellence in Toronto and Santiago with established skills for the Company’s operations.  The operations offices will report directly to the Chief Executive Officer.

The program for the orderly transition of operational management was overseen by Ludovico Costa, President and Chief Operating Officer who was an integral part of this change and as part of the Company’s succession plan.  With the implementation now complete and the new structure already contributing as evidenced by production improvements delivered in the third quarter, Mr. Costa announced he will be retiring effective June 30, 2015.

“I would like to thank Ludovico for his commitment and dedication to Yamana during the past eight years and for his significant contributions as the Company has developed into a focused gold producer with operations in both North and South America,” said Peter Marrone, Chairman and Chief Executive Officer. “He has been instrumental in this development and more recently in our operational succession plan.  In this period before his retirement, we have asked him to take on an important task of developing a strategy for further optimization and improvement of several of our mines.  He has been integral in our optimization plan for Chapada where we are now evaluating further recovery improvements and his advice will be valued.  We will also be developing cost improvement initiatives at Jacobina and Pilar and Ludovico’s efforts will be invaluable in these efforts as well.”

Financial Results for the three months ended September 30, 2014

Cash flows from operating activities after changes in non-cash working capital items for the three months ended September 30, 2014 were $158.9 million, compared to $99.0 million for the three months ended September 30, 2013.  Cash flows from operating activities before changes in non-cash working capital for the three months ended September 30, 2014 were $184.4 million, compared to $177.4 million generated for the same period of 2013.  Cash flows from operating activities for the three months include $11.6 million of reorganization and the demobilization costs primarily associated with C1 Santa Luz as it transitions to care and maintenance.  Adjusted operating cash flows excluding reorganization and demobilization costs were $196.0 million.

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Net loss for the three months ended September 30, 2014 was $1,023.3 million or $1.17 per share, compared to net earnings of $43.4 million or $0.06 per share for the three months ended September 30, 2013.  Net loss of $1,023.3 million after deducting certain non-cash charges mostly relating to a non-cash tax accrual on deferred tax liabilities resulting from newly enacted Chilean tax changes of $329.5 million and an impairment charge in respect of C1 Santa Luz, Ernesto/Pau-a-Pique and Pilar of $668.3 million  (the "Non-Cash Charges") and one-time charges of $17.9 million.  One-time charges of $17.9 million were in respect of reorganization and demobilization costs relating to placing C1 Santa Luz on care and maintenance.  Consistent with IFRS, these items have been recognized during the period incurred.  The Company has excluded these Non-Cash and one-time charges from its adjusted loss as these items are non-cash and non-recurring in nature and do not reflect the underlying performance of ongoing operations.  Adjusted loss  was $12.5 million or $0.01 per share for the three months ended September 30, 2014, compared to adjusted earnings of $69.5 million or $0.09 per share in the same period of 2013.

In 2011, the Company began to construct a portfolio of projects including Mercedes, Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar in an environment where metal prices were 20% higher than they are today.  The Company has been successful in the delivery of certain projects, on time and on budget, while others have been met with certain challenges in a more challenging economic environment.  The development of Mercedes was a success and met all initial objectives.  While there have been challenges with certain other projects, the Company is committed to a consistent business philosophy of following a balanced strategy and remains focused on value creation even if that means producing fewer ounces.  As such in the third quarter, the Company felt it necessary to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance, such that the potential future viability of the project is preserved while several identified alternative metallurgical processes continue to be evaluated to improve recovery.  The Company had also previously reduced activity at Ernesto/Pau-a-Pique. While commercial production has been declared at Pilar effective October 1, 2014, it too has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels. With a better identified ore body through additional infill drilling, a more selective mining approach is being used resulting in less production and higher costs than originally contemplated in the feasibility study.  With significant improvements having been made at Pilar during the third quarter to reduce dilution and improve grade reconciliation, and commissioning effectively completed October 1, 2014, the focus is now on reducing cost levels.  In light of the operational challenges with C1 Santa Luz, Ernesto/Pau-Pique and Pilar, a critical review of carrying values of these assets was performed during the third quarter and the Company recognized an impairment charge in the amount of $668.3 million.

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The Company believes that there is potential additional value in C1 Santa Luz and Ernesto/Pau-a-Pique over and above the current net carrying value.  The Company continues to review all options to maximize value above current carrying values and in the case of these assets, including the evaluation of new metallurgical plans and the possible disposition of some or all of these assets.  The Company also believes there is significant value in its other developed projects being Pilar and Mercedes, with cumulative value over and above the cumulative carrying value of all of these assets.

Mine operating earnings for the three months ended September 30, 2014 were $77.6 million, compared to $144.0 million in the same period of 2013.  The lower adjusted earnings and mine operating earnings for the period were, in part, due to lower realized metal prices of approximately 4% for gold and 10% for silver and higher cash costs offset by higher sales volume.  Furthermore, mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic and Ernesto/Pau-a-Pique which completed commissioning in the second quarter of 2014.  The adjusted loss for the period also does not include tax benefits associated with taxable losses from certain mines including mines in commissioning and reflects interest expense on additional and assumed debt.

Income tax expense for the three months ended September 30, 2014 was $355.9 million compared to an income tax expense of $28.7 million in the same period of 2013.  In September 2014, the Chilean government enacted the Chilean tax reform package.  Approximately $329.5 million of the income tax expense for the quarter relates to the application of the tax reform package.  This change in the income tax expense was excluded from adjusted loss.

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Revenue for the three months ended September 30, 2014 of $501.2 million was higher than $456.7 million in the same period of 2013 as a result of higher sales quantities.  Revenue for the third quarter was generated from the sale of 287,180 ounces of gold, 2.7 million ounces of silver and 35.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 232,284 ounces of gold, 2.2 million ounces of silver and 35.7 million pounds of copper for the three months ended September 30, 2013.

The average realized price of gold in the third quarter of 2014 was $1,276 per ounce compared to $1,332 per ounce in the same quarter of 2013, or 4% lower and the average realized silver price was $19.27 per ounce compared to $21.45 per ounce in the third quarter of 2013, or 10% lower.  The average realized price of copper was $3.14 per pound comparable to the $3.13 per pound in the third quarter of 2013.

Cost of sales excluding depletion, depreciation and amortization for the three months ended September 30, 2014 was $282.6 million compared to $213.6 million for the same period of 2013.  Cost of sales excluding depletion, depreciation and amortization for the third quarter was higher than that of the same period in 2013 due to higher sales volume and higher costs as planned mine sequencing called for mining from lower grade areas at certain mines.

Depletion, depreciation and amortization ("DDA") expense for the three months ended September 30, 2014 was $141.0 million compared to $99.1 million in the same period of 2013.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter including DDA on the amount of purchase price in excess of book value.  Furthermore, additional DDA was also recognized relative to the comparative period in 2013 from Amelia Inés (open-pit), QDD Lower West (underground) at Gualcamayo which started to contribute to production in late 2013 and Ernesto/Pau-a-Pique which completed commissioning effective May 1, 2014.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $64.5 million for the three months ended September 30, 2014, compared to $75.0 million in the same period of 2013:

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•
General and administrative expenses were $25.2 million, compared to $30.0 million in the same period of 2013.  During the quarter, cost containment initiatives were undertaken by the Company in respect of overhead.  The Company continues to seek further opportunities to reduce general and administrative expenses through the elimination of inefficiencies and redundancies.

•
Exploration and evaluation expenses were $5.3 million, compared to $7.3 million in the same period of 2013.  Lower exploration and evaluation expenses were the result of the Company's reduced focus on greenfield exploration relative to the third quarter of 2013.

•
Other expenses were $39.3 million, compared to $19.3 million in the same period of 2013.  Other expenses for the quarter include a one-time charge of $17.9 million relating to demobilization costs incurred during the third quarter in respect of C1 Santa Luz.

•
Finance expense, net of finance income was $5.3 million compared to $18.4 million in the same period of 2013.  Lower net finance expense was due to net foreign exchange gains that resulted from favourable movements in the exchange rates of currencies for which the Company settles its mine operating expenses compared to net foreign exchange losses in the same period of 2013.

Equity loss from Alumbrera of $12.1 million for the three months ended September 30, 2014 compared to equity earnings of $3.1 million for the three months ended September 30, 2013.  The equity loss was due to lower sales quantities, lower metal prices and an impairment of assets recognized by Alumbrera.  Cash dividends received during the three months ended September 30, 2014 from the Company’s equity investment in Alumbrera were $12.4 million compared to $8.8 million in the same period of 2013.

Operating Results for the three months ended September 30, 2014

Record production of 391,277 GEO for the third quarter of 2014, compared to 306,935 GEO produced in the third quarter of 2013.  Total production included production during commissioning of 23,722 ounces of gold.

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Third quarter GEO production was 18% higher than the second quarter of 2014.  Third quarter production from key mines that contribute most significantly to production and operating cash flow including Chapada, El Peñón, Gualcamayo, Mercedes and Canadian Malartic was 21% higher than that of the second quarter.  Increases in production from the second quarter included a 27% increase at Pilar which completed commissioning effective October 1, 2014, 24% increase at Mercedes; a 12% increase at Jacobina; a 5% increase at Minera Florida in addition to a full quarter of attributable production from Canadian Malartic.

Commercial production for the third quarter was 367,553 GEO compared to 289,177 GEO produced in the third quarter of 2013.  Total commercial production consisted of 308,620 of gold and a record 2.9 million ounces of silver, compared to 263,830 ounces of gold and 2.2 million ounces of silver produced in the same quarter of 2013. Despite increased silver production, revenue is impacted by a greater decrease in silver price relative to the decrease in the price of gold.

During the third quarter, the Company concluded that the optimal plan for C1 Santa Luz would be to suspend commissioning activities and place the project on care and maintenance while several identified alternative metallurgical processes continue to be evaluated such that the potential future viability of the project is preserved.  Effective October 1, 2014, Pilar completed commissioning with commercial production commencing in the fourth quarter.

Cash costs for the third quarter of 2014 averaged $492 per GEO, compared to $365 per GEO in the third quarter of 2013.  Cash costs were impacted by lower by-product copper credits.  Cash costs for the third quarter from key mines were $429 per GEO compared to $259 per GEO in the third quarter of 2013.  Co-product cash costs (a non-GAAP measure, see Section 13) for the third quarter were $646 per GEO, compared to $574 per GEO for the third quarter of 2013.  Cash costs and co-product cash costs were impacted by planned lower grades compared to the three months ended September 30, 2013.  Co-product cash costs for the third quarter from key assets were $610 per GEO compared to $506 per GEO in the third quarter of 2013.

All-in sustaining cash costs ("AISC") were $807 per GEO compared to $730 per GEO for the third quarter of 2013. All-in sustaining cash costs for the third quarter decreased 7% from the $864 per GEO for the second quarter.  AISC for the third quarter from key assets were $671 per GEO compared to $650 per GEO in the second quarter.  On a co-product basis, AISC were $903 per GEO for the third quarter compared to $888 per GEO for the third quarter of 2013.  AISC on a co-product basis for the third quarter at key assets were $790 per GEO compared to $736 per GEO in the second quarter and $686 per GEO in the third quarter of 2013.

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Copper production for the three month period ended September 30, 2014 was 38.0 million pounds from the Chapada mine, compared to 36.8 million pounds for the same period of 2013.  A total of 5.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 7.1 million pounds for the three months ended September 30, 2013.  Total copper production for the three month period ended September 30, 2014 was 43.5 million pounds, compared to 43.9 million pounds in the same period of 2013.

Co-product cash costs per pound of copper were $1.59 per pound from the Chapada mine compared to $1.48 per pound of copper in the third quarter of 2013.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.73 per pound compared to $1.64 per pound for the third quarter of 2013.

OPERATING MINES

Charts providing a summary of operating results are presented at the end of this press release.

Chapada, Brazil

During the period ended September 30, 2014, Chapada produced a total of 30,522 GEO, which consisted of 28,847 and 83,769 ounces of gold and silver contained in concentrate compared to 30,917 GEO, which consisted of 29,137 and 88,984 ounces of gold and silver contained in concentrate, in the comparable period of 2013.  Copper production was 38.0 million pounds in the third quarter of 2014 or 3% higher compared to production of 36.8 million pounds of copper in the same quarter of 2013.  Compared to the second quarter of 2014, copper production was 15% higher in the third quarter due to higher feed grade and recoveries.    The Company completed the initial development of Corpo Sul, an adjacent near-to-surface ore body to the main pit.  The higher grade ore from Corpo Sul began to contribute to production in the third quarter.   Ore feed was controlled to limit the amount of semi-oxide ore from Corpo Sul resulting in a recovery rate for the third quarter that was modestly higher than that of the comparable period in 2013.  With the contribution of higher grade ore from Corpo Sul, production in the second half of the year will be higher than the first half of 2014.  Additionally, the installation of the in-pit crusher was completed during the quarter, which will enhance plant throughput going forward.  Other optimization strategies include a regrinding project to increase recoveries in excess of 5% for gold and copper in future years.

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Cash costs for the third quarter were negative $1,292 per GEO, compared to negative $1,367 per GEO for the same quarter in 2013 impacted by higher co-product cash costs, discussed below, partly offset by an increase in copper by-product credit.  Cash costs per GEO for the third quarter of 2014 were 123% lower than the second quarter of 2014 of negative $580 per GEO due to higher copper by-product revenue.

Co-product cash costs were $406 per GEO in the third quarter, compared to $358 per GEO in the same quarter of 2013 and were impacted by lower gold production, higher contractor costs and treatment and refining charges.  Co-product cash costs were modestly higher than the $395 per GEO in the second quarter of 2014 due to higher treatment and refining charges.  Co-product cash costs for copper were $1.59 per pound in the third quarter compared to $1.48 per pound in the same quarter of 2013 and $1.75 per pound in the second quarter of 2014.

Chapada revenue for the quarter net of sales taxes, treatment and refining costs and mark-to-market adjustments was $127.4 million (Q3 2013 - $142.7 million).  Revenue included a loss from mark-to-market adjustments and provisional pricing settlements in the quarter of $7.4 million (Q3 2013 - gain of $2.6 million).

For the first nine months of 2014, Chapada produced a total of 82,650 GEO, which consisted of 78,177 ounces of gold and 223,645 ounces of silver, contained in concentrate compared to 80,800 GEO, which consisted of 75,872 ounces of gold and 246,391 ounces of silver contained in concentrate in the same period of 2013.  Chapada copper production was 98.5 million pounds in the first nine months of 2014 compared to production of 94.3 million pounds of copper in the same period of 2013 as a result of higher feed grade and recoveries.

Cash costs for the first nine months were negative $918 per GEO, compared to negative $1,203 per GEO for the same period in 2013.  Higher cash costs per GEO was mainly due to the effect of lower copper quantities sold and slightly offset by higher copper prices in the first nine months of 2014 compared to 2013, resulting in a lower copper by-product credit for the period.  The credit benefit arising from the increased copper production during the period will be realized when the copper is sold.

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Co-product cash costs were $424 per GEO in the first nine months of 2014, compared to $409 per GEO in the same period of 2013.  Co-product cash costs for copper were $1.71 per pound in the first nine months of 2014 versus $1.69 per pound in the same period of 2013.

Chapada revenue for the first nine months net of sales taxes, treatment and refining costs and mark-to-market adjustments was $331.0 million (2013 - $369 million).  Revenue included a loss from mark-to-market adjustments and provisional pricing settlements in the first nine months of $7.7 million (2013 - loss of $10.4 million).

El Peñón, Chile

During the third quarter of 2014, El Peñón produced 117,102 GEO, which consisted of 70,111 ounces of gold and 2.3 million ounces of silver, compared to 123,333 GEO, which consisted of 87,968 ounces of gold and 1.8 million ounces of silver in the same quarter of 2013.  Higher silver feed grade and lower gold feed grade compared to that of the third quarter of 2013 was in line with expectations and based on normal sequencing in the mine plan.  Relative to the second quarter of 2014, production for the third quarter was impacted by lower grade ore due to local dilution in July from weak rock conditions at one of the Bonanza stopes.  By the end of the quarter, adjustments made to the mining and blasting sequences, in addition to reinforcement of the rock support to reduce dilution were completed. These initiatives resulted in an improvement in grade month-over-month during the quarter.  For the fourth quarter, gold feed grade is expected to be approximately in line with third quarter levels while silver feed grade is expected to increase resulting in an overall increase in GEO production.  El Peñón continues to stockpile ore to ensure flexibility at the mine and remains well positioned to meet production expectations for 2014.

Cash costs were $486 per GEO in the third quarter compared to $460 per GEO in the second quarter and $458 per GEO in the third quarter of 2013.  Cost improvements achieved from new equipment in the underground mine and the devaluation of the Chilean Peso against the U.S. Dollar were offset by higher costs due to the local dilution of ore grade at Bonanza and one-time plant equipment repair costs.  Cash costs are expected to improve in the fourth quarter.

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For the first nine months of 2014, El Peñón produced 329,270 GEO, which consisted of 205,506 ounces of gold and 6.2 million ounces of silver, compared to 366,159 GEO, which consisted of 269,985 ounces of gold and 4.8 million ounces of silver in the same period of 2013.  Cash costs for the nine months ended September 30, 2014 were $490 per gold ounce, compared to $455 per gold ounce in the same period of 2013.

Gualcamayo, Argentina

During the third quarter of 2014, Gualcamayo produced 43,060 ounces of gold, exceeding 2013 third quarter production of 27,678 ounces by 56%.  The new QDD Lower West ("QDDLW") underground mine, contributed approximately 30% of the ore during the quarter.  Higher production, compared to third quarter of 2013, also resulted from a 66% increase in gold feed grade and an 11% increase in ore processed.  Relative to the second quarter of 2014, normal sequencing in the mine plan for the open pit called for mining from lower grade areas as mining expands to new sectors of Phase III.

Gold recovery for the third quarter was lower than that of the comparable quarter of 2013 due to the metallurgy of the ore from Amelia Inés ("AIM") and QDDLW as it requires a longer leaching cycle than that of QDD Main, increasing the amount of ore on the heap leach pad.  During the third quarter, efforts to reduce the leaching cycle and improve permeability have been made using lower stacking heights improving the recovery rate from the second quarter of 2014.  Expansion of the Adsorption and Desorption plant increasing the volume of the treatment capacity to improve recoveries is also underway.  Gualcamayo is positioned to meet or exceed production expectations for 2014.

Cash costs were $867 per ounce in the third quarter compared to $919 per ounce in the third quarter of 2013 representing a decrease of 6%.  The conveyor belt that transports the ore from QDDLW completed commissioning by September, favorably impacting the cost structure of the underground mine.  As a result, mining costs per tonne from QDDLW were 40% lower in September compared to August.  Conveying ore will favorably impact the cost structure of the ore from QDDLW on a go-forward basis.  Additionally, an integrated plan for cash cost reduction is in place involving the reduction of infrastructure services in the open pit mine such as maintenance contracts, reduction of equipment rental at QDDLW and a general optimization of camp services including energy consumption.  Plans to demobilize contractors and transition to owner-mining are underway and will be fully effective by the middle of the fourth quarter of 2014.  To date, all the development metres planned for the current year have been completed and the Company is advancing on 2015 planned metres

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Gualcamayo produced 134,404 GEO for the first nine months of 2014, compared to 85,408 GEO in the same period of 2013 representing a 57% increase.  Cash costs for the nine month period ended September 30, 2014 were $765 per gold ounce, compared to $750 per gold ounce in same period of 2013.

Preliminary results on the geotechnical and metallurgical studies continue to provide a better understanding of the options for processing the newly discovered mineral resource beneath the current QDD pit limits.  The Company is working with third-party consultants in assessing the economic viability of the sulphide mineral resources.  Results at Rodado Southwest continue to support the potential for a large scale, bulk tonnage underground operation with several drilling intersections exceeding 100 metres.  The Company will provide an update on the potential mine and processing methods by the end of the year.  A pre-feasibility study will commence in 2015.

Mercedes, Mexico

Mercedes produced 30,532 GEO in the third quarter which consisted of 28,459 ounces of gold and 103,642 ounces of silver, compared to 34,102 GEO, which consisted of 31,765 ounces of gold and 116,840 ounces of silver in the third quarter of 2013. Production was lower than the third quarter of 2013, due to mining of lower grade areas as part of normal mine sequencing partly offset by better recovery rates for both gold and silver.  Lower grades also resulted in higher cash costs of $663 per GEO compared to $478 in the same quarter of 2013.  Production in the third quarter was 24% higher than production of 24,671 GEO in the second quarter of 2014 due to gold feed grade being 15% higher, modestly impacted by lower silver grade.  Silver grade improved by the end of the quarter as September grade exceeded the average grade for the quarter by 12%.  Cash costs are 13% lower than the $763 per GEO in the second quarter of 2014.  Mining of higher grade areas is expected to continue for the remainder of the year mainly from the high-grade Lagunas zone.

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During the third quarter, development of other areas progressed at Mercedes including geometallurgical and geotechnical model updates for the Rey del Oro, Barrancas and Diluvio zones.  Additionally, approximately 500 metres of development at the access ramp to Lupita and Diluvio were completed along with construction of surface infrastructure to support these new zones. The expectation is that ore from Lupita will begin to contribute to ore feed in the first half of 2015.

For the first nine months of 2014, production of 80,662 GEO consisted of 74,847 ounces of gold and 290,741 ounces of silver, compared to 109,902 GEO, which consisted of 100,505 ounces of gold and 469,847 ounces of silver in the first nine months of 2013.  Cash costs were $691 per GEO compared to $450 in the first nine months of 2013.

Canadian Malartic (50% interest), Canada

On a 100% basis, Canadian Malartic produced 129,521 ounces of gold in the third quarter of 2014 compared to 133,181 ounces of gold in the second quarter of 2014.  The Company’s 50% share of this production for the quarter was 64,761 ounces of gold.  Normal sequencing of the mine plan, called for production in the third quarter from lower grade ore.  Grade reconciliation with the block model continues to be positive, by approximately 3-4%.  Production was also impacted by a scheduled 5-day shutdown of the mill for maintenance during the quarter.  Canadian Malartic’s cash costs for the third quarter were $735 per ounce.

During the third quarter, the mill processed an average of 52,539 tonnes per day increasing from the 50,673 tonnes per day in the second quarter.  Fragmentation in the open pit continued to improve helping to increase the tonnage processed.  Several initiatives are under review to optimize the throughput at the mill including the pre-crushed ore setup and increasing the feed with the addition of a loader located at the crusher.  These initiatives to maximize the crushing circuit have resulted in a positive trend with September averaging 58,873 tonnes per day, a record for the mill.  The Company is confident that the optimization process will help to reach a target of 55,000 tonnes per day by the end of 2015.

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In the first nine months of 2014, Canadian Malartic produced 402,732 ounces of gold on a 100% basis.  Canadian Malartic's cash costs per ounce were $650 in the first nine months of 2014 which includes the impact of the 5% net smelter royalty ("NSR") since the day of acquisition.

The Partnership believes that there is good potential to refine and improve the Canadian Malartic mining operation. Studies continue to fully explore opportunities for optimization of the asset.  Near-term productivity improvements include:

•	Projects to improve the current crushing and grinding constraints including re-design of the pre-crushing setup to achieve 55,000 tonnes per day.
•	Improvement of drilling and blasting techniques in the open pit (fragmentation), producing finer material to feed into the crushing and grinding circuit.
•	Using a loader to manage the stockpile and keep the crusher full at all times, which has also led to improved haul truck cycle times.

Other initiatives started in the third quarter include:

•	Creation of a productivity/continuous improvement team with a focus on reducing operating costs
•	Evaluating the potential to convert to LNG fueled trucks, which are cheaper to operate and have lower greenhouse gas emissions
•	Renegotiation of major contracts on fuel and consumables
•	Program to review manpower requirements (including contractors)
•	Optimization of the maintenance program for mobile equipment
•	Optimization of liner wear in all major crushing components
•	Looking at possible modification of the SAG mill liner design to increase the grinding efficiency and expected liner life
•	Potential to use larger grinding media in the SAG mill
•	Initiation of projects to reduce consumable consumption
•	Optimization of waste rock management plans with an aim of trying to reduce cycle times
•	Optimization of the life-of-mine plan.

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Further details on the optimization plan will be provided early in 2015.  The Company expects total 2014 capital at Canadian Malartic to be approximately $155 million, a reduction from $170 million originally planned due to optimization of the Goldie Pit and minor deferrals into 2015.

For the full year, forecast production is 510,000 to 530,000 ounces (100% basis).  With the strong operating performance of the quarter, the Company expects to be near the upper range of that guidance.  Production is also expected to increase in 2015 as a result of throughput and grade. Total cash costs net of by-product credits for the full year of 2014 are forecast to be approximately $695 per ounce including the new 5% NSR for the remainder of the year.

Minera Florida, Chile

During the third quarter of 2014, Minera Florida produced 30,596 GEO, which consisted of 22,402 ounces of gold and 409,676 ounces of silver representing an 11% increase compared to 27,471 GEO, which consisted of 23,848 ounces of gold and 181,156 ounces of silver in the third quarter of 2013.  Higher production was attributed to higher silver feed grade and improved recovery rates offset by planned lower gold feed grade as part of the sequencing in the mine plan.  Production for the third quarter exceeded the second quarter by 5% mainly from higher silver grade, recoveries and tonnes processed.

Cash costs for the third quarter of 2014 were $593 per GEO, representing a 22% reduction, compared to $762 per GEO in the same quarter in 2013 and a 7% reduction compared to the second quarter of 2014.  Lower cash costs reflect continuous efforts to reduce costs, the devaluation of the Chilean Peso versus the U.S. Dollar and higher by-product credit from sales of zinc.

For the first nine months of 2014, Minera Florida produced 87,941 GEO, which consisted of 72,123 ounces of gold and 790,915 ounces of silver, compared to 88,077 GEO, which consisted of 74,461 ounces of gold and 680,818 ounces of silver in the same period of 2013. Lower production is mainly due to the mine plan that calls for mining from areas with lower gold grade despite higher throughput, silver grade and gold recovery.

Cash costs for the first nine months of 2014 were $620 per gold ounce, compared to $801 per gold ounce in the comparable period of 2013 representing a 23% improvement period-over-period.

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Jacobina, Brazil

Gold production at Jacobina was 9% higher at 21,112 ounces in the third quarter of 2014, compared to 19,325 ounces produced in the same quarter of 2013.  Higher production than the same quarter in 2013 resulted from improved feed grade.  Production for the third quarter was also 12% higher relative to the second quarter as a result of higher throughput and feed grade.  Based on planned mine sequencing, mining of areas with higher grades will continue for the remainder of the year, mainly from the higher grade zone of North Canavieiras, resulting in higher production expectations for the fourth quarter.  Efforts to focus on producing quality ounces with sustainable margins and maximizing profitability continue at Jacobina.  The Company completed a new mine plan which contemplates a more consistent production level at higher grades starting in late 2014, with further grade increases beginning in 2015.  The new mine plan contemplates production of at an average of approximately of 130,000 ounces per year in the long-term.

Cash costs were $981 per ounce for the third quarter compared to cash costs of $1,029 per ounce for the third quarter of 2013, a 5% decrease.  Cash costs for the third quarter were lower compared to the second quarter of 2014, representing a decrease in cash costs per ounce of approximately 17%.  Lower cash costs in the current quarter compared to the third quarter last year and the second quarter of 2014 reflects the effect of mine management's continuous effort in executing the cost containment initiatives implemented since the second quarter of 2013 including reductions of non-critical headcount and process control improvements.

For the nine month period ended September 30, 2014, Jacobina produced 54,741 ounces compared to 54,176 ounces increasing as a result of higher grade, offset by lower throughput.  Cash costs for the first nine months of 2014 were $1,123 per gold ounce, compared to $1,186 per gold ounce in the comparable period of 2013 representing a 12% improvement period-over-period.

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Other Producing Mines

Other Producing Mines represents the aggregation of non-key mining interests accounting for less than 10% of production.  In the third quarter of 2014, production from Other Producing Mines of 29,870 ounces of gold was 10% higher than the second quarter and 13% higher from the 26,351 ounces of gold produced in the third quarter of 2013.  Increased production was mainly from higher grades and improved recoveries.  Cash costs for the third quarter were $647 per GEO, compared to $335 per GEO in the same quarter in 2013.  Higher cash costs, along with higher DDA per ounce, was the result of Ernesto/Pau-a-Pique, which completed commissioning in the second quarter of 2014 and was under construction in 2013.

For the nine month period ended September 30, 2014, Other Producing Mines produced 79,927 ounces of gold, compared to 79,648 ounces of gold in the same period of 2013.  Throughput and average grades were higher for the period ended September 30, 2014, offset by lower average recoveries.  Cash costs for the first nine months of 2014 were $503 per gold ounce, compared to $439 per gold ounce in the comparable period of 2013.

The Company has been working to improve the rate of recovery from the carbon-in-leach circuit at C1 Santa Luz, which to date has been lower than designed, and, in particular, the Company has been dealing with a significant carbon content in the ore which has had the effect of suppressing gold recovery.  During the quarter, after a careful and extensive review to improve dilution and recovery rates from the carbon-in-leach ("CIL") circuit, the Company made a decision to suspend commissioning activities, other than safety and environmental rehabilitation, at C1 Santa Luz and put it on care and maintenance while several identified alternative metallurgical processes continue to be evaluated.  The Company is working with employees, labour unions, contractors and various levels of governments to minimize the impact on local communities and remains confident that once the metallurgical recovery evaluation process is completed, C1 Santa Luz will become a sustainable operation providing long term benefits to local communities. The Company has undertaken to complete the evaluation of the alternative metallurgical recovery processes before the end of 2015.  The decision to place C1 Santa Luz on care and maintenance is consistent with the Company’s focus on maximizing cash flow rather than production only and protects the significant inventory of mineral resources that would otherwise be lost to tailings with the current recovery levels.  This decision protects the potential future viability of the project.

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Significant improvements have been made during the third quarter of 2014 to reduce dilution and improve grade reconciliation at Pilar.  The Company introduced lower profile equipment to better manage gold vein widths and reduce dilution, completed a significant infill program to improve grade reconciliation and continued development of Caiamar and Maria Lazarus which are satellite deposits with better ore body orientation and grades.  Plant recoveries are now at design levels at approximately 90% and gold production has increased month over month in 2014 and is expected to increase in the remainder of the year.  During the quarter, Pilar produced 16,486 ounces of gold, representing an increase of 27% over the second quarter.

Pilar completed commissioning and declared commercial production effective October 1, 2014 with initial production of approximately 60,000 ounces increasing to 70,000 to 90,000 ounces per year with further development of adjacent ore bodies.

DEVELOPMENT PROJECTS

Cerro Moro, Argentina

Cerro Moro is a very high-grade, low cost, gold and silver deposit located in the Santa Cruz province of Argentina with similarities to the deposits at the El Peñón and Mercedes mines.  With the feasibility study completed, detailed engineering and pre-development work is on track towards a planned construction decision before the end of 2014, targeting initial production in late 2016 or early 2017.  Ordering of long-lead items and civil works is planned for the first half of 2015 with most expenditures being incurred in the second half of the year.

The Company is evaluating optimizations and efficiencies that include scalability of the plant on the basis of greater economic returns.  This would include the installation of a Merrill-Crowe circuit during initial construction that would increase upfront recovery rates resulting in higher production in the initial years.  The Company anticipates a throughput rate of at minimum 800 tonnes per day and over 150,000 ounce per year, and is advancing detailed engineering to further increase throughput.  Detailed engineering to confirm assumptions and further refine capital costs to precision levels normally better than feasibility study levels is ongoing.

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The project is expected to generate significant returns, create robust value and positively contribute to cash flow per share.  This project aligns with the Company's focus to balance production of growth and capital spending to maximize value creation.  The Company still expects to announce a formal construction decision by the end of the year.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. On October 6, 2014, the Company announced the signing of a Memorandum of Understanding (“MOU”) with the provincial Government of Catamarca, Argentina (“the Government”), represented by the provincial mining company Catamarca Minera y Energetica Sociedad del Estado (“CAMYEN”), relating to the creation of the Catamarca Mining District.  This agreement sets the groundwork for the Company and the Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica property and the Cerro Atajo prospect. The MOU also considers the future participation of mining companies like Yacimientos Mineros Agua de Dionisio (“YMAD”), as well as permitting and significant infrastructure support on the part of the Government.  This agreement is one of the first of its kind in Argentina and is indicative of government support at the national level and, as importantly, in Catamarca for the development of Agua Rica and more generally for mining and mining investments in Catamarca.

The MOU outlines the mechanics by which an association will be formed to advance exploration at the Cerro Atajo prospect, which is considered a stepping stone for further advancement in the development of the Agua Rica project.  Cerro Atajo is prospective for both high grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization.  Cerro Atajo is centred on an intrusive complex within the same host rock as the nearby Alumbrera mine, 10 km to east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests.

The MOU forms the basis of a working relationship between the Government through CAMYEN, other mining companies like YMAD and the Company that is expected to result in a formal agreement by the end of the year to help advance the Cerro Atajo prospect and the Agua Rica project.  The MOU also outlines a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica project and Cerro Atajo prospect, and some exploration and infrastructure spending during the three year life of the initial agreement.  The MOU does not restrict the Company’s ability to continue with Agua Rica,  although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline.  Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

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Suyai, Argentina

Suyai is a high-grade gold and silver deposit located in the Chubut province of Argentina.  An application for the environmental impact study ("EIS") is underway for exploration and development work which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

The plan being evaluated is a small scale underground operation with off-site processing or direct sale of a precious metal concentrate.  The parameters of the current plan include an initial capital investment of approximately $220 million, initial throughput rate of 1,150 tonnes per day with the ability to expand over time and expected annual production of approximately 150,000 GEO at costs consistent with the Company's current all-in sustaining cash cost structure.  The Company continues with community engagement to demonstrate the benefits of underground mining and offsite processing of ore.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking further value and creating value for shareholders at existing operations. The 2014 program is focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow and on infill drilling to do the work necessary to upgrade the existing significant inferred mineral resource.

During the third quarter, $23.3 million was spent on exploration and evaluation consisting of $5.3 million of expensed exploration and $18.0 million of capitalized exploration.  These expenditures represent a  reduction of over 35% in both expensed and capitalized exploration compared to the third quarter of 2013.  These reductions are consistent with the Company’s focus on allocating resources to exploration programs with the greatest potential to most quickly generate cash flow.

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OUTLOOK AND STRATEGY

The Company's business philosophy is to focus on its cornerstone assets, containing costs, protecting and preserving margins and increasing production to generate, sustain and maximize cash flow. The Company is committed to top and bottom line growth, capital and cost discipline, maximizing investment and returns while balancing risk and rewards and by demonstrating strong financial performance driven from cash flow generation.

The Company takes a portfolio approach to its assets seeking internal and external opportunities to optimize the quality of its asset portfolio and enhance returns to shareholders. As with any portfolio, certain assets outperform and others underperform.  C1 Santa Luz and Ernesto/Pau-a-Pique have both significantly underperformed. As such, during the quarter, the Company felt it necessary to suspend commissioning activities at C1 Santa Luz and place the project on care and maintenance.  Following previous reduction of activity at Ernesto/Pau-a-Pique, the Company reduced the carrying value of both these assets.   While commercial production has been declared at Pilar effective October 1, 2014, it too has been met with challenges during commissioning and now has a decreased production expectation relative to feasibility levels and, as such, its carrying value has been reduced.  At Pilar, a significant infill program to improve grade reconciliation has been undertaken along with dilution control through low profile equipment that can better manage narrow gold vein widths. The result of these efforts is an improved mine plan, although at a reduced production level.  The Company believes that these new carrying values better reflect the actual value of these assets in light of revised production levels.

The Company will continue to focus is on cornerstone assets as these contribute most significantly to production at lower costs and cash flow. The focus on these assets includes optimizing production, mitigating costs, improving margins and driving cash flow.  Efforts are anticipated to result in cash flow increases going forward during a period in which capital expenditures are reducing. Net free cash flow generation will be applied to our debt reduction initiative ensuring our drawn revolving credit is maintained at low levels.  Combined with our structuring of debt maturities to coincide with asset lives, these initiatives will ensure a strong and liquid balance sheet.

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In the second quarter, the Company successfully added another high quality, high margin cornerstone asset, Canadian Malartic, along with a portfolio of prospective exploration assets through a joint acquisition of Osisko with Agnico. Consistent with the Company's operating focus in the Americas, the joint operation provides the Company a low risk entry into Quebec and Ontario which are established mining friendly jurisdictions.  It also firmly positions the Company as an Americas-based company with operations and opportunities not only in South America, which are the Company's roots, but also in North America.  Canadian Malartic is expected to generate significant cash flow while continuing to be self-funding of its capital and other requirements.  The acquisition provides significant mineral reserve growth and a large mineral resource base at higher average grades in a proven jurisdiction.  This transaction is in line with the Company’s goals of cash flow generation and maximization.

The Company continually evaluates production expectations and, in particular for 2014, in light of its decision to place C1 Santa Luz on care and maintenance, the Company is evaluating any variance to these expectations and to previously provided production guidance.  It is believed that production will be modestly affected by placing C1 Santa Luz on care and maintenance. The Company continues to look at offsetting this production variance from C1 Santa Luz with additional contributions from its cornerstone assets.  However, the Company does not evaluate the production level in isolation, it is considered in conjunction with costs for the betterment of the financial performance.  In accordance with this view, the Company believes that fewer ounces that deliver equal or greater margins and cash flow, are of greater value than a greater number of ounces at higher costs.  In the case of C1 Santa Luz, the ounces that would otherwise have been produced would have generated negative margin and cash flow.  In this context, the Company expects 2014 production to be in the range of 1.4 to 1.42 million GEO at all-in sustaining cash costs between $825 and $875 per GEO.  The Company will continue to drive its production and costs toward these goals.  Overall costs of production are expected to be better than forecast and guidance with third quarter all-in sustaining cash costs being representative of this approach at $807 per GEO; below guidance levels.

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Production is expected to further increase in the following years at or below these cost levels with production contributions from cornerstone assets and with a further production contribution from Cerro Moro which is a very high grade, low cost, gold and silver development stage project for which the Company is intending to commit to development in 2015 and 2016.  Production from Cerro Moro expected to begin in late 2016 or early 2017. Pre-development work, advanced engineering and optimization reviews are being completed toward the goal of a formal construction and development decision this year.

Similar to prior years, fourth quarter production and cash flow generation is expected to be higher than the third quarter.  Production in 2015 is expected to further increase with improved reliability having taken decisive actions in respect to assets that have underperformed.  Furthermore, with a full year of production from Canadian Malartic and production from Cerro Moro, the Company's production is expected to continue to significantly increase in future years above the 2014 production levels. All things being equal, future production should be at or below the current cost structure, mostly driven by cost mitigation efforts undertaken by the Company and higher grade production from Cerro Moro which is expected to be well below our current cost structure.  In conclusion, in the next several years not only will the Company's production increase significantly, but its cost structure should decrease significantly providing overall margin improvements and cash flow increases.

Expansionary capital expenditures will also be significantly lower in 2015 and 2016 compared to preceding years.  The Company is currently refining production expectations as it undergoes its budgeting process and expects to provide more precise production guidance for 2015 to 2017 early next year.

Further details of the 2014 third quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

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THIRD QUARTER 2014 CONFERENCE CALL:

Conference call information for Thursday, October 30, 2014 at 8:30 a.m. ET.

Toll Free (North America):                                        1-866-225-0198
Toronto Local and International:                                416-340-2218
Webcast:                                                                www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                       1-800-408-3053                    Passcode 3052059
Toronto Local and International:                               905-694-9451                    Passcode 3052059

The conference call replay will be available from 12:00 p.m. ET on October 30, 2014 until 11:59 p.m. ET on November 13, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
El Peñón
Q3 2014	375,507	6.19	227.73	93.7	85.2	70,111	2,349,577	117,102	111,802	$486
Q2 2014	366,756	6.81	210.56	93.6	81.6	75,727	2,013,812	116,003	112,989	$460
Q1 2014	351,401	5.75	192.32	93.2	83.5	59,669	1,824,794	96,165	95,962	$532
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	467,523	466,093	$485
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	101,364	99,546	$593
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Q3 2014	437,202	1.99	45.59	80.1	63.9	22,402	409,676	30,596	29,569	$593
Q2 2014	405,855	2.41	24.89	80.4	57.3	25,311	185,952	29,031	28,109	$638
Q1 2014	447,402	2.14	25.97	79.3	52.3	24,409	195,287	28,315	28,970	$630
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	118,590	118,687	$747
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	30,513	29,732	$592
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	Cash Cost per GEO	Co-Product Cash Cost per GEO
Chapada
Q3 2014	5,440,264	0.28	59.3	30,522	27,129	($1,292)	$406
Q2 2014	5,034,490	0.30	60.0	30,418	21,788	($580)	$395
Q1 2014	4,844,752	0.23	58.7	21,710	19,046	($867)	$489
Total 2013	21,347,439	0.26	57.9	110,618	102,018	($1,296)	$400
Q4 2013	5,540,262	0.28	57.5	29,817	27,707	($1,547)	$377
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	($1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	($490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,796)	$463
Total 2012	21,591,482	0.29	59.4	128,172	121,030	($1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	($2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	($1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	($2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	($1,473)	$348
Jacobina
Q3 2014	372,243	1.89	93.6	21,112	19,396	$981
Q2 2014	350,919	1.82	91.6	18,776	18,287	$1,188
Q1 2014	339,882	1.51	90.1	14,853	15,363	$1,245
Total 2013	1,575,629	1.57	92.2	73,695	77,190	$1,140
Q4 2013	396,235	1.64	93.2	19,519	19,105	$1,029
Q3 2013	380,054	1.66	95.4	19,325	18,017	$1,270
Q2 2013	384,614	1.55	90.8	17,485	19,350	$1,276
Q1 2013	414,725	1.45	90.0	17,366	20,718	$825
Total 2012	2,104,683	1.84	93.8	116,863	114,786	$768
Q4 2012	508,737	1.87	92.5	28,337	25,843	$735
Q3 2012	545,578	1.81	94.4	30,028	31,385	$666
Q2 2012	523,603	1.75	95.1	28,005	27,852	$646
Q1 2012	526,765	1.94	93.0	30,493	29,706	$654

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Gualcamayo
Q3 2014	1,440,285	1.43	73.5	43,060	40,124	$867
Q2 2014	1,435,864	1.63	66.7	52,863	53,590	$700
Q1 2014	1,905,687	1.47	68.0	38,481	38,781	$739
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
Mercedes
Q3 2014	176,310	5.30	54.91	94.8	33.3	28,459	103,642	30,532	27,450	$663
Q2 2014	167,552	4.60	58.58	93.9	30.0	22,809	93,057	24,671	25,971	$763
Q1 2014	159,562	4.82	60.07	94.7	30.2	23,579	94,042	25,460	24,582	$655
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	141,618	146,438	$496
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	31,716	33,062	$656
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534
Canada
	Ore Processed	Gold Grade g/t		Gold Recovery (%)	Gold Ounces Produced		Gold Ounces Sold	Cash Cost per GEO
Canadian Malartic
Q3 2014	2,416,797	0.94		89.0	64,761		63,684	$735

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q3 2014	5,440,264	0.39	81.2	38.0	35.7	$1.59
Q2 2014	5,034,490	0.37	80.0	33	28.7	$1.75
Q1 2014	4,844,752	0.33	79.3	27.6	25.4	$1.84
Total 2013	21,347,439	0.35	79.7	130.2	126	$1.65
Q4 2013	5,540,262	0.37	80.4	36	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

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Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•           Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•           Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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